ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements from 23 March to 05 May 2011

DATE	DETAILS

3 May 2011	Voting rights and capital (end April issued share capital confirmed)

27 April 2011	Voting rights and capital (transfer of shares from treasury)

13 April 2011	Notification of Major Interests in Shares – Norges Bank 2.99%

12 April 2011	Voting rights and capital (transfer of shares from treasury)

8 April 2011	Directors Interests-Share Incentive Plan-monthly update

6 April 2011	Notification of Major Interests in Shares – Norges Bank 3.01%

6 April 2011	Performance Share Plan — Lapse of Awards

4 April 2011	Voting rights and capital (transfer of shares from treasury)

1 April 2011	Voting rights and capital (end March issued share capital confirmed)

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following announcement:

 7 April 2011: ‘Conclusion of independent review of US cost allocation’.